From: Sit Mutual Funds
To: SIA Compliance
Subject: Global Investment Outlook
Date: Wednesday, April 08, 2020 1:40:35 PM

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Global Investment Outlook & Strategy

Executive Summary

April 8, 2020

As the novel coronavirus (COVID-19) continues to wreak havoc on our health and well-being, economy, and financial markets, it is inevitable that the U.S. and world economies will experience a recession. As mentioned in prior communications, the financial markets have been anticipating a recession as demonstrated by the over 30 percent equity market decline from the highs in mid-February and the volatile record-low bond yields. The question is, will the recession be deep and prolonged, or will it be shallow and brief? With the extreme equity and bond market volatility and declines over the last three weeks, we believe the consensus is anticipating the weaker scenario – a deep, prolonged global recession. At this time, we do not forecast such a dire scenario, but rather a material economic slowdown that should reaccelerate once the coronavirus is contained.

While it is impossible to call a market bottom, the already meaningful market downdraft is providing intermediate and long-term investment opportunities. We expect markets to improve long before an economic recovery materializes. It is very possible that markets will recover once there is a belief that the number of new coronavirus cases has plateaued and that there is "light at the end of the tunnel." Predicting the exact timing of the reversal is extremely difficult, but we think that investors should maintain a diversified portfolio of high-quality stocks and bonds underpinned by strong fundamentals. This provides greater scope to manage risk in challenging market conditions.

Sit Investment Associates will continue to operate at the highest level during this outbreak, and we invite you to contact us with questions or concerns.

Click here to download our most recent Global Investment Outlook and Strategy paper. If you'd like to receive this via email or snail mail each quarter, just drop one of us a note.

To learn more about our funds, please visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen
630-235-0065
krm@sitinvest.com

Conner Murnighan
312-550-5809
fcm@sitinvest.com

Disclosure

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Sit Mutual Funds
80 S 8th St. Suite #3300
Minneapolis, Minnesota 55402